02059843

9E
9-30-02

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 03 2002
WASH, D.C. 154

For the Month of September 2002

HANSON PLC
(Translation of registrant's name into English)

PROCESSED
OCT 07 2002
THOMSON
FINANCIAL

1 Grosvenor Place, London SW1X 7JH England
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

Following the end of the three year performance period for the conditional awards of shares made on September 17, 1999 under the Hanson Long Term Incentive Plan (the "LTIP"), approximately 850,000 Hanson ordinary shares ("shares") have vested on September 17, 2002 in LTIP participants. Details of the participation of the executive directors of Hanson in this LTIP award are set out below.

For G Dransfield and J C Nicholls, the conditional awards of shares made on September 17, 1999 vested on a sliding scale depending on Hanson's total shareholder return ("TSR") over a three year performance period, compared to the members of a comparator group of building materials companies in the construction and building materials sector of the FTSE 350. Hanson's TSR for this performance period ranked below 50% of the members of the comparator group and, therefore, in accordance with the performance criteria none of the shares subject to the awards vested on September 17, 2002.

For A J Murray and S N Vivian, the performance criteria for the conditional awards made on September 17, 1999 were based on cash returns on cash invested of Hanson Building Materials America and Hanson Quarry Products Europe, respectively, over a three year performance period, the same basis as for other executives within the respective operating companies. For Mr Murray 100% of his conditional award vested and for Mr Vivian 37% of his conditional award vested on September 17, 2002 with the balance of Mr Vivian's award lapsing.

Director	Shares vesting and retained	Resultant interest in shares
A J Murray	44,460	198,661
S N Vivian	10,653	57,844

The shares to be retained by Messrs Murray and Vivian, who have elected to satisfy their income tax liabilities arising on the vesting of shares separately, and other participants in the LTIP will be transferred from the Hanson Employee Share Trust.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

LTIP RNS announcement (27.09.2002)

Dear Sirs

Hanson PLC – Section 329 Companies Act 1985

1. Following the invitation to all eligible employees on August 30, 2002 I hereby notify you that A J Murray, G Dransfield and S N Vivian, directors of the Company, have today been granted options to subscribe for 2971, 3099 and 5165 Hanson ordinary shares, respectively, at a price of 318p per share under the Hanson all-employee sharesave scheme.

2. In total, approximately 2,000 employees were granted options over approximately 2,120,000 ordinary shares on September 27, 2002 at an exercise price of 318p.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC
(Registrant)

By: Graham Dransfield
Graham Dransfield
Legal Director

Date: October 1, 2002